November 14, 2011

VIA EDGAR SUBMISSION

Office of Mergers and Acquisitions

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: David L. Orlic, Esq.

Re:	Southwall Technologies Inc.
Schedule 14D-9
Filed on October 25, 2011
File No. 005-39081

Dear Mr. Orlic:

We are counsel to Southwall Technologies Inc. (the “Company”) and, on behalf of the Company, we submit this letter in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), by letter dated November 2, 2011 and by telephone on November 8, 2011, with respect to the Solicitation/Recommendation Statement on Schedule 14D-9 that was filed by the Company with the Commission on October 25, 2011 (as amended on November 1, 2011, the “Schedule 14D-9”). In addition, the Company is simultaneously filing Amendment No. 2 to the Schedule 14D-9 (“Amendment No. 2”) in response to the Staff’s comments and to reflect litigation developments and other changes. Unless explicitly set forth herein, capitalized terms shall have the meanings ascribed to them in the Schedule 14D-9.

The text of the Staff’s comments has been included in this letter in bold and italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, our response to each of the Staff’s comments is set forth immediately below each numbered comment.

Merger Agreement, page 3

1.	We note your statement that the merger agreement and related summary are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to the company. Please revise to remove any potential implication that the merger agreement and summary do not constitute public disclosure under the federal securities laws.

November 14, 2011

Response: In response to the Staff’s comment, the Company has amended the disclosure on page 3 of the Schedule 14D-9 to remove any potential implication that the Merger Agreement and summary do not constitute public disclosure under the federal securities laws.

Financial Projections, page 31

2.	We note that you have included non-GAAP financial measures in this section, including EBIT, EBITDA and Opex. Please provide the additional disclosures required by Rule 100(a) of Regulation G and Item 10(e) of Regulation S-K, including a reconciliation for each period presented, or advise as to why you believe that this is not required. Please also disclose the assumptions underlying these projections.

Response: In response to the Staff’s comment, the Company has included a reconciliation of EBITDA as set forth in the table on page 31 of the Schedule 14D-9 to reconcile the non-GAAP measurement “EBITDA” to the GAAP measurement “Net Income” for the periods shown in the table. In addition, the Company advises the Staff that “Opex” and “EBIT” are in fact GAAP measures and has renamed them to their more commonly understood GAAP measures, “Total Operating Expenses” and “Income from Operations”, respectively, in the table on page 31 of the Schedule 14D-9.

Financial Projections, page 31

3.	We note that footnote 3 in this section is not compliant with Rule 10(e)(1)(ii)(B) of Regulation S-K. Please revise the disclosure to comply with Rule 10(e)(1)(ii)(B) of Regulation S-K.[1]

Response: In response to the Staff’s oral comment received on November 8, 2011, the Company has amended footnote 3 to the financial projections table on page 31 of the Schedule 14D-9, added a new footnote 1 to the financial projections table on page 31 of the Schedule 14D-9 and added a new EBITDA reconciliation table on page 31 of the Schedule 14D-9.1 We respectfully submit to the Staff that the non-cash impairment charge is properly included because such charge is not reasonably likely to recur within two years and there was no similar charge or gain within the prior two years.

* * * *

[1]	On the financial projections table, footnote 3 has been renumbered as footnote 4 and the previous footnote 1 has been renumbered as footnote 2.

November 14, 2011

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (650) 463-5374 if you have any questions or would like additional information regarding this matter.

Very truly yours,

Gunderson Dettmer Stough Villeneuve

Franklin & Hachigian, LLP

/s/    Paul Sieminski

cc:	Dennis Capovilla, Southwall Technologies Inc.